EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) of Pulte Homes, Inc. and the related joint proxy statement/prospectus of Pulte Homes, Inc. and Centex Corporation relating to the registration of shares of common stock of Pulte Homes, Inc. and to the incorporation by reference therein of our reports dated February 4, 2009, with respect to the consolidated financial statements of Pulte Homes, Inc., and the effectiveness of internal control over financial reporting of Pulte Homes, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Detroit, Michigan
April 30, 2009